Mail Stop 4720

May 29, 2009

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 21, 2009
File No. 1-08787

Dear Ms. Shannon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ownership of Certain Securities, page 27

1. The beneficial ownership table summarizing the ownership of AIG's common stock by current and nominee directors, and current and former executive officers is as of January 30, 2009. Please revise your filing to update the beneficial ownership table as of the most recent practicable date.

Proposal 3 – Amendment of AIG's Restated Certificate of Incorporation to Increase the Authorized number of Shares of AIG Common Stock, page 64

2. Please provide a table showing the number of shares 1) authorized, 2) issued, 3) reserved but unissued, and 4) authorized but unissued and unreserved if Proposal # 3 is passed.

3. You disclose that "AIG currently has no specific plans or understandings with respect to the issuance of any AIG Common Stock, except items for which AIG had previously reserved shares for issuance." Please expand your disclosure to briefly disclose how many shares have been reserved for issuance and for what purposes those shares have been reserved.

Proposal 4 – Amendment of AIG's Restated Certificate of Incorporation to Effect a Reverse Stock Split of Outstanding AIG Common Stock, page 65

4. Please provide a table showing the number of shares 1) authorized, 2) issued, 3) reserved but unissued and 4) authorized but unissued and unreserved if Proposal 4 is passed. Expand the table to provide the same information if Proposals 4 and 3 are both passed.

5. Please revise your first full paragraph on page 66 to clarify that the reverse stock split will not decrease the number of currently authorized shares of common stock. We note that you already disclosed that the implementation of this proposal will have the effect of reducing the number of additional shares of AIG common stock to be authorized if Proposal 3 is also implemented.

6. You disclose that the overall effect of the reverse stock split will be an increase in authorized but unissued shares of AIG common stock. Please expand your disclosure to describe any specific plans or understandings with respect to the issuance of those shares of AIG common stock. If you have no such plans or understandings, please revise your disclosure to state so.

7. Please revise the last full paragraph on page 67 to disclose that AIG's common stock is currently registered under Section 12(b) of the Exchange Act, rather than Section 12(g).

Proposal 5 – Amendment of AIG's Restated Certificate of Incorporation to Increase the Authorized Number of Shares of AIG Preferred Stock, page 70

8. Please provide the information in the second paragraph in tabular format.

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As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director